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MAR 3 1 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza – 42nd floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Coad (212) 273-7120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadpoint Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and C.E.O.

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADPOINT SECURITIES, INC.
(A wholly owned subsidiary of Broadpoint Securities Group, Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2007

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany, NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Shareholder of
Broadpoint Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Broadpoint Securities, Inc. (the "Company") at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As disclosed in footnote 6 to the financial statements, the Company has had significant transactions with related parties.

As disclosed in footnote 7 to the financial statements, in 2007, the Company adopted Financial Accounting Standard Board Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes.*

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and IA is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 26, 2008

STATEMENT OF FINANCIAL CONDITION
(In thousands of dollars)

		December 31 2007
ASSETS		
Cash	$	3,928
Deposits with clearing agencies		535
Receivables from:		
Parent		485
Others		2,955
Securities owned, at market value		185,749
Other assets		455
Total assets	$	194,107
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payables to:		
Clearing agencies	$	82,890
Affiliates		244
Securities sold, but not yet purchased, at market value		75,056
Accounts payable		107
Accrued compensation		4,420
Accrued expenses		396
Total Liabilities		163,113
Stockholder's equity		
Common, Class A, $.001 par value; authorized 500,000 shares; 175,500 issued and outstanding; voting		
Common, Class B, $.001 par value; authorized 500,000 shares; 5,800 issued and outstanding; non-voting		
Additional paid-in capital		24,607
Retained earnings		6,387
Total stockholder's equity		30,994
Total liabilities and stockholder's equity	$	194,107

The accompanying notes are an integral part of these financial statements

STATEMENT OF INCOME
(In thousands of dollars)

	Year Ended December 31 2007
Revenues	
Principal transactions	$ 14,373
Investment banking	730
Interest income	8,251
Fees and other	25
Total revenues	23,379
Interest expense	8,115
Net revenues	15,264
Expenses, excluding interest	
Compensation and benefits	10,503
Clearing, settlement and brokerage costs	359
Communications and data processing	1,230
Occupancy and depreciation	347
Selling	269
Other	282
Total expenses, excluding interest	12,990
Income before income taxes	2,274
Income tax expense	1,353
Net Income	$ 921

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

(In thousands of dollars, except for number of shares)

	Common Stock Class A .001 Par Value		Common Stock Class B .001 Par Value		Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balance December 31, 2006	175,500	$ -	5,800	$ -	$ 4,607	$ 5,466	$ 10.073
Net Income	-	-	-	-	-	921	921
Capital Contribution-Parent	-	-	-	-	20,000	-	20,000
Year Ended December 31, 2007	175,500	$ -	5,800	$ -	$ 24,607	$ 6,387	$ 30,994

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS
(In thousands of dollars)

		Year Ended December 31 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	921
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Securities owned and securities sold, but not yet purchased, net		(58,578)
Other assets		1,658
Increase (decrease) in operating liabilities:		
Net payable to clearing agencies		38,773
Net payable to others		(2,164)
Accounts payable and accrued expenses		500
Net cash used in operating activities		(18,890)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payable to Parent and affiliates, net		816
Capital contribution from Parent		20,000
Net cash provided by financing activities		20,816
INCREASE IN CASH:		1,926
CASH AT BEGINNING OF THE YEAR:		2,002
CASH AT END OF THE YEAR:	$	3,928
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$	-
Interest payments	$	8,115

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Broadpoint Securities, Inc. (the "Company") is a wholly owned subsidiary of Broadpoint Securities Group, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a specialized broker-dealer and boutique investment banking firm specializing in secondary trading of mortgage and asset-backed securities as well as the primary issuance of debt financing. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fixed Income securities owned and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are provided.

Comprehensive Income

The Company has no components of other comprehensive income; therefore, comprehensive income equals net income.

Income Taxes

The Company files a consolidated federal and combined state and local income tax returns with its Parent. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by FASB Interpretation ("FIN") No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48), which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of the short maturity of the instruments.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred for non-performance by the specified third-party service providers, including subcustodians. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Other

The Company's customers' securities transactions are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary.

In addition, the clearing broker requires the company to maintain a minimum net capital as defined of $1,000,000 as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement) the agreement will be terminated. The clearing agent may re-hypothecate certain securities held on behalf of the Company.

NOTE 2 Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 3 Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, consisted of the following at December 31:

(In thousands of dollars)	2007 Owned	2007 Sold, But Not Yet Purchased
Marketable Securities		
U.S. Government and federal agency obligations	$ 137,182	$ 75,056
Corporate obligations	48,291	-
Not Readily Marketable Securities		-
Investment securities with no publicly quoted market	276	-
Total	$ 185,749	$ 75,056

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTE 4 Receivables From Others

Amounts receivable from others consisted of the following at December 31:

(In thousands of dollars)	2007
Accrued Interest/Inventory	$ 2,723
Underwriting Income	1
NAFA Loan Receivable	200
Other	31
Total	$ 2,955

NOTE 5. Commitments and Contingencies

Litigation

Due to the nature of our business, we may in the future be involved in a variety of legal proceedings. These may include litigations, arbitrations and other proceedings initiated by private parties and arising from our underwriting, financial advisory or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to our financial position. In addition, the securities industry is highly regulated. We are subject to both routine and unscheduled regulatory examinations of our business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on us. Periodically, we receive inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. We do not always know the purpose behind these communications or the status or target of any related investigation. Our responses to these communications have in the past resulted in our being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on our business.

We have taken reserves in our financial statements with respect to legal proceedings to the extent we believe appropriate. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often complex legal principles. Based on currently available information, we do not believe that any litigations, proceeding or other matter to which we are a party or otherwise involved will have a material adverse effect on our financial condition, results of operations or cash flows, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on our operating results in that period.

Other

The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when-issued basis. As of December 31, 2007, the Company had no outstanding underwriting commitments, and had purchased $9.9 million and sold $65.0 million securities on a when-issued basis.

The Company had in place 36 month employment contracts with the three former majority shareholders. In aggregate, the contracts call for "Annual Base Salaries" of $850,000, and "Annual bonuses" of $1,650,000 paid quarterly. The contracts expired in May 2007.

Per the acquisition agreement with the Parent, the former shareholders of the Company can receive future contingent consideration based on the following: For each of the three years from the acquisition date ending June 1, 2007, if the Company's Pre-Tax Net Income (exclusive of certain intercompany changes, as defined) (i) is greater than $10 million, the Parent shall pay to the Company's former shareholders an aggregate amount equal to fifty percent (50%) of the Company's Pre-Tax Net Income for such period, or (ii) is equal to or less than $10 million, the Parent shall pay them an aggregate amount equal to forty percent (40%) of Broadpoint Securities' Pre-Tax Net Income for such period.

NOTE 6. Related Party Transactions

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statement of Financial Condition.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

The Company is provided various services by its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, infrastructure, etc.).

Effective October 1, 2007 the Company's Parent has determined a management fee calculation based upon costs for occupancy, infrastructure, and certain other operating expenses. The Company's expense related to these services, which is included in Other Expenses on the Statements of Operations, was $0.1 million in 2007.

Leases

The Company's sales office and certain office and communication equipment are leased by the Parent under non-cancellable operating leases, certain of which contain escalation clauses that expire at various times through 2009. Certain leases also contain renewal options. The Company is charged by the Parent for the use of such offices and equipment. The Company's annual rental expense relating to these offices and equipment for the year ended December 31, 2007, approximated $0.3 million.

NOTE 7. Income Taxes

The Company files a consolidated federal and combined state and local income tax returns with its Parent. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent. Current tax expense or benefit is settled with the Company's Parent based on a separate return computation.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The components of income taxes attributable to income from operations consisted of the following for the year ended December 31:

(In thousands of dollars)	2007
Federal	
Current	$ 251
Deferred	597
State and Local	
Current	-
Deferred	505
Total income tax expense	$ 1,353

The expected income tax expense using the federal statutory rate differs from income tax expense from operations as a result of the following for the year ended December 31:

(In thousands of dollars)		2007
Income taxes at federal statutory rate	$	773
State and local income taxes, net of federal income taxes		334
Meals and entertainment		9
Stock based compensation		241
Other		(4)
Total income tax expense	$	1,353

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)		2007
Deferred compensation	$	54
Restricted stock compensation		151
Net operating loss carryforward		192
Other		3
Net deferred tax asset	$	400

At December 31, 2007, the Company had an income tax receivable of $0.1 million included in receivable from Parent.

At December 31, 2007, the Company had state net operating loss carryforwards for tax purposes approximating $1.7 million, which will expire between 2025 and 2027. These net operating loss carryovers are subject to an annual limitation on their use pursuant to IRC Section 382 discussed below.

As a result of an ownership change by the Company's Parent on September 21, 2007, the Company underwent a change in ownership within the meaning of Section 382 of the Internal Revenue Code ("IRC Section 382"). In general, IRC Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date.

The Company applies the "with and without" intra-period tax allocation approach described in the Emerging Issues Task Force (EITF) release Topic D-32 in determining the order in which tax attributes are considered. Under this approach a windfall benefit is recognized in additional paid in capital only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The Company measures windfall tax benefits considering only the direct effects of the stock option deduction. In the current year, there were no windfall tax benefits, only tax shortfalls, the tax impact of which was allocated to income tax expense from operations.

The company has elected to apply the alternative transition method to calculate the historical pool of windfall tax benefits available as of the date of adoption of FAS 123(R) as described in FASB Staff Position No. FAS 123(R)-3.

As of January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). There was no cumulative effect adjustment recorded as a result of adopting FIN 48. Upon adoption and at December 31, 2007, the Company's liability for unrecognized tax benefits was $0.0 million including interest and penalties.

The Company along with its parent are subject to U.S. federal income tax as well as income tax of state and local jurisdictions. As of January 1, 2007 and December 31, 2007, with few exceptions, the Company along with its parent was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2003 and 2004, respectively. There are no returns currently under examination.

The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax. During the year ended December 31, 2007, the Company accrued $0.0 million of interest and penalties.

The Company does not anticipate that total unrecognized tax benefits will significantly change due to settlement of audits and the expiration of statute of limitations over the next 12 months.

NOTE 8. Benefit Plans

Broadpoint Securities Group, Inc., the Company's Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights, restricted stock/restricted stock units, which expire at various times through April 25, 2017. The following is a recap of the Parent's shares available for future grant as of December 31, 2007:

Shares authorized for issuance	13,566,561
Share awards used:	
Stock options granted and outstanding	1,035,962
Restricted stock awards granted and unvested	87,882
Restricted stock units granted and unvested	4,455,000
Restricted stock units granted and vested	570,000
Restricted stock units committed not yet granted	1,500,000
Total share awards used	7,648,844
Shares available for future awards	5,917,717

The Parent's Incentive Plan, pursuant to which 13.6 million shares are authorized to be issued, allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, performance awards, or other stock based awards. The plan imposes a limit on the number of shares of our common stock that may be subject to awards. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards plus the number of shares subject to the award being granted do not exceed 25% of the number of shares issued and outstanding immediately prior to the grant.

For the year ended December 31, 2007 the Company's total compensation expense for share based payment arrangements was $0.7 million and the related tax benefit was $0 for the period. The balance of the Company's outstanding restricted stock awards vested in May 2007. No additional restricted stock awards have been granted and no remaining awards are unvested at December 31, 2007.

Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. Restricted stock units are generally subject to forfeiture conditions similar to those of the Company's Parent restricted stock awards granted under its other stock incentive plans. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with the stock ownership. On September 21, 2007, the Parent granted the Company's employees 1.2 million restricted stock units valued at a grant price of $1.54.

Restricted stock awards/Restricted stock units for the year ended December 31, 2007, under the plans were as follows:

	Unvested Restricted Stock Awards		Weighted Average Grant-Date Restricted Stock	Unvested Restricted Stock Units		Weighted Average Grant Date Fair Value Restricted Stock Unit
Balance at December 31, 2006	1,788,064	$	7.73	-	$	-
Granted			-	5,025,000		1.54
Vested	(1,051,809)		9.38	(570,000)		1.54
Forfeited	(648,373)		6.04	-		-
Balance at December 31, 2007	87,882	$	4.96	4,455,000	$	1.54

The total fair value of awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2007 was $1.9 million. The estimated forfeiture rate for 2007 was 4%.

Other

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors.

The Company has various other cash and benefit programs that are offered to eligible employees. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $0.1 million in 2007. Due to the change in control which occurred on September 21, 2007 as a result of the MatlinPatterson transaction, the remaining expense was recognized as accelerated vesting under the Plan.

At December 31, 2007 there was approximately $0.1 million of accrued compensation on the Statement of Financial Condition related to deferred compensation plans provided by the Company, which will be paid out between 2008 and 2016. As of February 28, 2007, the Company no longer permits any new amounts to be deferred under these plans.

NOTE 9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10:1. At December 31, 2007, the Company had net capital of $21.1 million, which was $20.8 million in excess of its required minimum net capital of $344,467. The Company's ratio of aggregate indebtedness to net capital was 0.24:1.

NOTE 10. Trading Activities

As part of its trading activities, the Company provides brokerage and underwriting services to institutional clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

As of December 31, 2007, the Company had approximately $0.1 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

The market risk faced by the Company includes interest rate risk arising from the possibility that changes in interest rates will affect the value of financial instruments.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007 at market values of the related securities and will incur a loss if the market values of the securities increase subsequent to December 31, 2007.

Credit Risk

The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

NOTE 11. **New Accounting Standards**

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48" (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated statement of financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP 157-2 "Partial Deferral of the Effective Date of Statement 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company's consolidated statement of financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on the Company's consolidated statement of financial condition and results of operations.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2007
(In thousands of dollars)

Total stockholder's equity		$	30,994
Add liabilities subordinated to claims of general creditors			-
Other allowable credits			-
Total capital and allowable subordinated liabilities			30,994
Deductions and/or charges for non-allowable assets (Schedule IA)	1,448		
Additional charges:			
Aged fail-to-deliver	-		
Aged short security differences	-		
Other deductions	299		
Total deductions			1,747
Net capital before haircuts			29,247
Haircuts on securities, compute, where applicable, pursuant to 15c3-1(f)			
United States government obligations	6,057		
State and municipal government obligations	-		
Corporate Obligations	1,753		
Stock and warrants	-		
Other	341		
Total haircuts on securities			8,151
Net Capital		$	21,096

Aggregate Indebtedness:	
Accounts payable and accrued expenses	5,167
Total Aggregate Indebtedness	5,167
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of 5,167)	344
Minimum dollar net capital requirement	100
Net Capital requirement	344
Excess net capital	20,752
Ratio of aggregate indebtedness to net capital	0.24 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007, filed on March 28, 2008.

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2007
(In thousands of dollars)

Deferred tax asset	$	400
Securities Not Readily Marketable		276
Receivable from Others		232
Receivable from Parent		485
Other non-allowable assets		55
Total non-allowable assets	$	1,448

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany, NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of
Broadpoint Securities, Inc.

In planning and performing our audit of the financial statements of Broadpoint Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 26, 2008

END